UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CLEARLY CANADIAN BEVERAGE CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

184901 30 4

(CUSIP Number)

Mr. G. Thomas Stromberg, Esq.
Winston & Strawn LLP
333 South Grand Avenue
Los Angeles, California  90071

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MAY 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184901 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BG CAPITAL GROUP LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BAHAMAS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 657,506

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 657,506

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,506 Common

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 184901 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT GENOVESE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 657,506

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 657,506

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,506 Common

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed by BG Capital Group Ltd., a Bahamas corporation (“BG Capital”) and Robert Genovese (“Genovese”, and together with BG Capital, the “Reporting Persons”).

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, without par value (the “Common Stock”) of Clearly Canadian Beverage Corporation, a British Columbia, Canada corporation (the “Company”). The address of the principal executive offices of the Company is 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada  V7V 1E1.

Item 2.	Identity and Background
(a), (b)	BG Capital Group Ltd. Slot #2000 A.P. 59223 Nassau, Bahamas.	Robert Genovese c/o BG Capital Group Ltd. Slot #2000 A.P. 59223 Nassau, Bahamas

(c) Genovese’s principal occupation is to act as a private investor.  As the sole stockholder of BG Capital, Genovese has sole voting and dispositive power over shares of Common Stock owned by BG Capital.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BG Capital Group Ltd. is a Bahamian corporation. Robert Genovese is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

On February 9, 2005, the Reporting Persons entered into a Secured Loan Agreement whereby they advanced One Million Dollars ($1,000,000) to the Company under a demand note bearing interest at a rate of 10% per annum payable within 90 days (the “Loan”) (attached as Exhibit B and incorporated herein by reference).

On March 31, 2005, the Reporting Persons entered into a Preferred Share Purchase Agreement (attached as Exhibit C and incorporated herein by reference) with the Company for Two Million (2,000,000) of the Company’s Class A Preferred shares (the “Class A Shares”) for the purchase price of Two Million Dollars ($2,000,000).  The purchase price was paid with One Million Dollars ($1,000,000) cash and One Million Dollars ($1,000,000) by way of conversion of the Loan.  The Class A Shares bear interest at a rate of 10% per annum, payable in Common Shares of the Company.

These Class A Shares automatically converted into the Company’s Class B Preferred shares (the “Class B Shares”) upon the Company’s receipt of gross proceeds of Three Million Seventy-Five Thousand Dollars ($3,075,000) from the Broked and Non-Brokered Private Placement of the Company’s Common Shares.  The Class B Shares bear interest at a rate of 10% per annum, payable in Common Shares of the Company.  The Company issued Seven Thousand Five Hundred and Six (7,506) Common Shares to the Reporting Persons in payment of dividends on its Class A Shares for the period prior to their conversion to Class B Shares.

In consideration of the Reporting Persons introducing the Company to Standard, the Company issued to the Reporting Persons Four Hundred and Fifty Thousand (450,000) Common Shares (the “Finder’s Fee Shares”).

The Company issued Two Hundred Thousand (200,000) Common Shares to the Reporting Persons in payment of dividends on its Class B Shares, which were payable in advance for the first year.

The Class B Shares will be convertible, at the option of the Reporting Persons, into the number of common shares of the Company which will equal 50% of the post-conversion common share capital of the Company.  The Company will also issue an additional 200,000 common shares to the Reporting Persons upon conversion.

Item 5.	Interest in Securities of the Issuer

(a) Reporting Persons are the direct and beneficial owners of 657,506 shares of the Company's Common Stock, representing 12.1% of the issued and outstanding shares of the Company's Common Stock, based on 5,448,827 issued and outstanding shares.

(b) BG Capital has the sole power to vote and the sole power to dispose of 657,506 shares of the Company's Common Stock held by BG Capital.  Robert Genovese, as the sole stockholder of BG Capital, has the sole power to vote and the sole power to dispose of 657,506 shares of the Company's Common Stock held by BG Capital.

(c) Not applicable.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with the Issuer
The information contained in Item 4, including the exhibits referenced therein, are incorporated herein by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement of Joint Filing dated June 14, 2005 between BG Capital Group Ltd. and Robert Genovese
Exhibit B	Loan Agreement, dated February 9, 2005.
Exhibit C	Preferred Share Purchase Agreement, dated March 31, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2005
BG CAPITAL GROUP LTD.

	By:	/s/ Robert Genovese
Robert Genovese, President

/s/ Robert Genovese
ROBERT GENOVESE